Exhibit 99.1

PROQR THERAPEUTICS N.V.
Index to Unaudited Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

		March 31,	December 31,
		2023	2022
		€1,000	€1,000
Assets
Current assets
Cash and cash equivalents	5	138,986	94,775
Prepayments and other receivables		2,168	59,078
Other taxes		457	607

Total current assets		141,611	154,460

Property, plant and equipment	6	15,780	16,240
Investment in financial asset	16	621	621

Total assets		158,012	171,321

Equity and liabilities
Equity
Equity attributable to owners of the Company		59,007	67,064
Non-controlling interests		(306)	(384)
Total equity	11	58,701	66,680

Current liabilities
Borrowings	8	2,576	2,500
Lease liabilities	9	1,510	1,387
Derivative financial instruments	8	593	1,263
Trade payables		276	392
Social securities and other taxes		1,462	1,118
Deferred income	10	5,835	5,641
Other current liabilities	7	4,908	8,687

Total current liabilities		17,160	20,988

Borrowings	8	3,903	4,271
Lease liabilities	9	13,431	13,813
Deferred income	10	64,817	65,569

Total liabilities		99,311	104,641

Total equity and liabilities		158,012	171,321

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

		Three month period
		ended March 31,
		2023	2022
		€1,000	€1,000
Revenue	12	655	1,130

Other income	13	42	101

Research and development costs	14	(6,060)	(13,367)
General and administrative costs	15	(4,026)	(4,908)
Total operating costs		(10,086)	(18,275)

Operating result		(9,389)	(17,044)
Finance income and expense		(544)	(822)
Results related to associates		—	(8)
Gain on disposal of associate		—	—
Results related to financial liabilities measured at fair value through profit or loss	8	670	3,764
Result on derecognition of financial liabilities	17	408	—

Result before corporate income taxes		(8,855)	(14,110)
Income taxes	18	—	(7)

Result for the period		(8,855)	(14,117)
Other comprehensive income (foreign exchange differences on foreign operation)		(219)	222

Total comprehensive income		(9,074)	(13,895)

Result attributable to
Owners of the Company		(8,933)	(14,109)
Non-controlling interests		78	(8)
		(8,855)	(14,117)
Total comprehensive income attributable to
Owners of the Company		(9,152)	(13,887)
Non-controlling interests		78	(8)
		(9,074)	(13,895)

Share information
Weighted average number of shares outstanding[1]		80,887,534	71,357,170

Earnings per share attributable to owners of the Company (Euro per share)
Basic loss per share[1]		(0.11)	(0.20)
Diluted loss per share[1]		(0.11)	(0.20)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

1.	For these periods the potential exercise of share options is not included in the diluted earnings per share as the Company was loss-making. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal.

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity settled Employee Benefit Reserve	Option premium on convertible loan	Translation Reserve	Accumulated Deficit	Total	Non- controlling interests	Total Equity
		€1,000	€1,000	€1,000	€1,000	€1,000	€1,000	€1,000	€1,000	€1,000
Balance at January 1, 2022	74,865,381	2,995	398,309	28,443	1,426	430	(316,890)	114,713	(604)	114,109
Result for the period	—	—	—	—	—	—	(14,109)	(14,109)	(8)	(14,117)
Other comprehensive income	—	—	—	—	—	222	—	222	—	222
Recognition of share-based payments	—	—	—	1,183	—	—	—	1,183	—	1,183
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—
Treasury shares transferred	(71,283)	—	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	—	—	—	—	—	—	—
Share options exercised / RSUs vested	71,283	—	33	(168)	—	—	168	33	—	33

Balance at March 31, 2022	74,865,381	2,995	398,342	29,458	1,426	652	(330,831)	102,042	(612)	101,430

Balance at January 1, 2023	84,246,967	3,370	412,540	29,052	—	1,212	(379,110)	67,064	(384)	66,680
Result for the period	—	—	—	—	—	—	(8,933)	(8,933)	78	(8,855)
Other comprehensive income	—	—	—	—	—	(219)	—	(219)	—	(219)
Recognition of share-based payments	—	—	—	1,095	—	—	—	1,095	—	1,095
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—
Treasury shares transferred	(118,596)	—	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(3,823)	—	—	3,823	—	—	—
Share options exercised / RSUs vested	118,596	—	—	(228)	—	—	228	—	—	—

Balance at March 31, 2023	84,246,967	3,370	412,540	26,096	—	993	(383,992)	59,007	(306)	58,701

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

		Three month period
		ended March 31,

		2023	2022
		€1,000	€1,000
Cash flows from operating activities
Net result		(8,855)	(14,117)
Adjustments for:
— Depreciation		549	570
— Share-based compensation		1,095	1,183
— Financial income and expenses		544	822
— Results related to associates		—	8
— Results related to financial liabilities measured at fair value through profit or loss		(670)	(3,764)
— Result on derecognition of financial liabilities	17	(408)	—
— Income tax expenses	18	—	7

Changes in working capital		52,290	(3,950)
Cash generated by/(used in) operations		44,545	(19,241)

Corporate income tax paid		—	(7)
Interest received		180	—
Interest paid		—	(1,219)

Net cash generated by/(used in) operating activities		44,725	(20,467)

Cash flow from investing activities
Purchases of property, plant and equipment		(136)	(244)
Sales of property, plant and equipment		47	—

Net cash used in investing activities		(89)	(244)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	11	—	—
Proceeds from exercise of share options	11	—	33
Proceeds from borrowings	8	—	—
Repayment of lease liability	9	(259)	(576)

Net cash used in financing activities		(259)	(543)

Net increase (decrease) in cash and cash equivalents		44,377	(21,254)

Currency effect cash and cash equivalents		(166)	1,342
Cash and cash equivalents, at beginning of the period	5	94,775	187,524

Cash and cash equivalents at the end of the period		138,986	167,612

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

1. General information

ProQR Therapeutics N.V., or “ProQR” or the “Company”, is a biotechnology company domiciled in the Netherlands that primarily focuses on the discovery and development of novel therapeutic medicines.

Since September 18, 2014, the Company’s ordinary shares have been listed on Nasdaq. They are currently trading at Nasdaq Capital Market under ticker symbol PRQR.

The Company was incorporated in the Netherlands, on February 21, 2012 (Chamber of Commerce no. 54600790) and was reorganized from a private company with limited liability to a public company with limited liability on September 23, 2014. The Company has its statutory seat in Leiden, the Netherlands. The address of its headquarters and registered office is Zernikedreef 9, 2333 CK Leiden, the Netherlands.

ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

●	ProQR Therapeutics Holding B.V. (100%);
●	ProQR Therapeutics I B.V. (100%);
●	ProQR Therapeutics II B.V. (100%);
●	ProQR Therapeutics III B.V. (100%);
●	ProQR Therapeutics IV B.V. (100%);
●	ProQR Therapeutics V B.V. (100%);
●	ProQR Therapeutics VI B.V. (100%);
●	ProQR Therapeutics VII B.V. (100%);
●	ProQR Therapeutics VIII B.V. (100%);
●	ProQR Therapeutics IX B.V. (100%);
●	ProQR Therapeutics I Inc. (100%);
●	Amylon Therapeutics B.V. (80%);

ProQR Therapeutics N.V. is also statutory director of Stichting Bewaarneming Aandelen ProQR (“ESOP Foundation”) and has full control over this entity. The Company holds a 5.1% minority shareholding in Yarrow Biotechnology, Inc.

As used in these condensed consolidated financial statements, unless the context indicates otherwise, all references to “ProQR” or the “Company” refer to ProQR Therapeutics N.V. including its subsidiaries and the ESOP Foundation.

Revision of comparative figures

In the Company’s application of IAS 21 The Effects of Changes in Foreign Exchange Rates, certain deferred income positions were incorrectly treated as monetary items in 2021 and 2022. To correct for the effects of this error, which is immaterial for all affected prior periods, the comparative figures for the year ended December 31, 2022 and the three month period ended March 31, 2022 have been revised as follows:

●	in the Statement of financial position as at December 31, 2022, equity attributable to owners of the Company increased by € 1,567,000 and total deferred income decreased by € 1,567,000.
●	In the Statement of profit or loss and OCI for the three month period ended March 31, 2022, revenue decreased by € 104,000 and net finance expenses decreased by € 437,000. Net loss for the three month period ended March 31, 2022 decreased by € 333,000.
●	In the Statement of changes in equity, accumulated deficit at January 1, 2022 decreased by € 880,000.
●	In the Statement of cash flows for the three month period ended March 31, 2022, changes in working capital decreased by € 104,000. Net cash used in operating activities for the three month period ended March 31, 2022 was not affected by the revision.

2. Significant Accounting Policies

These interim condensed consolidated financial statements for the three-month period ended March 31, 2023 have been prepared in accordance with IAS 34 Interim Financial Statements. They should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2022. These interim condensed consolidated financial

Unaudited Condensed Consolidated Financial Statements

statements do not include all information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements. In the opinion of management, all events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period are disclosed in these interim condensed consolidated financial statements. The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those applied in the preparation of the Company’s annual financial statements for the year ended December 31, 2022.

The Company’s financial results have varied substantially, and are expected to continue to vary, from period to period. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

The management of ProQR has, upon preparing and finalizing these interim condensed consolidated financial statements, assessed the Company’s ability to fund its operations for a period of at least one year after the date of signing these interim condensed consolidated financial statements. Management expects the Company to continue as a going concern based on its existing funding, taking into account the Company’s current cash position and the projected cash flows based on the activities under execution on the basis of ProQR’s business plan and budget. Based on our current operating plan, we believe that the existing cash and cash equivalents will be sufficient to fund our anticipated level of operations at least into mid-2026. Thus, we continue to adopt the going concern basis of accounting in preparing the interim condensed consolidated financial statements.

The carrying amount of all financial assets and financial liabilities is a reasonable approximation of the fair value and therefore information about the fair values of each class has not been disclosed.

The Company operates in one reportable segment, which comprises the discovery and development of innovative, RNA based therapeutics.

3. Adoption of new and revised International Financial Reporting Standards

New Standards and Interpretations, which became effective as of January 1, 2023, did not have a material impact on our condensed consolidated financial statements.

4. Critical Accounting Estimates and Judgments

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Company’s annual financial statements for the year ended December 31, 2022.

Revenue recognition for the Eli Lilly collaboration and license agreement

a. Identification of the performance obligation

Note 12 describes the Company’s original research and collaboration agreement with Eli Lilly and Company, and the amended and restated research and collaboration agreement (collectively, the “Collaboration agreement”). Under the Collaboration agreement, ProQR provides Eli Lilly with a license (with a right to sub-license) to exploit compounds resulting from the collaboration. A significant amount of judgement is required to determine whether the license is distinct

Unaudited Condensed Consolidated Financial Statements

from the other promises in the contract. The license was concluded not to be distinct from the other promises in the contract based on the following considerations:

●	the license has no stand-alone value to Eli Lilly without the Company being involved in the research and development collaboration, and;
●	there are significant interdependencies between the license and the research and development services to be provided by the Company.

b. Determining the timing of satisfaction of performance obligations

Under the Collaboration agreement, the Company recognizes revenue over time, using an input method that estimates the satisfaction of the performance obligation as the percentage of labor hours incurred compared to the total estimated labor hours required to complete the promised services. As our estimate of the total labor hours required is dependent on the evolution of the research and development activities, it may be subject to change. If the progression and/or outcome of certain research and development activities would be different from the assumptions that were made during the preparation of these financial statements, this could lead to material adjustments to the total estimated labor hours, which might result in a reallocation of revenue between current and future periods. Our total deferred revenue balance related to this Eli Lilly performance obligation amounts to € 70,652,000 at March 31, 2023 (December 31, 2022: € 72,777,000).

c. Determining the transaction price

The Company applied judgement to determine whether the equity investments made by Eli Lilly in ProQR are part of the transaction price for the Collaboration agreement. The Company concluded that the differences between the prices that Eli Lilly paid for the shares and the ProQR stock closing prices on the days of entering into the equity investment agreements arose because of the Company’s existing obligations to deliver research and development services to Eli Lilly under the terms of the Collaboration agreement. Therefore, the above differences between the closing share prices on the agreement effective dates and the equity investment prices paid by Eli Lilly are considered to be part of the transaction price of the contract and are initially allocated to deferred revenue.

The contract also includes variable consideration, but no variable consideration was included in the transaction price, as it is not highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Unaudited Condensed Consolidated Financial Statements

Research and development expenditures

Research expenditures are reflected in the income statement. Development expenses are currently also reflected in the income statement because the criteria for capitalization are not met. At each balance sheet date, the Company estimates the level of service performed by the vendors and the associated costs incurred for the services performed.

Although we do not expect the estimates to be materially different from amounts actually incurred, the understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that are too high or too low in any particular period.

5. Cash and cash equivalents

At March 31, 2023, the Company’s cash and cash equivalents were € 138,986,000 as compared to € 94,775,000 at December 31, 2022. The cash balances are held at banks with investment grade credit ratings, which meet our defined minimum credit ratings. The cash at banks is at full disposal of the Company.

6. Property, plant and equipment

At March 31, 2023 and December 31, 2022, property plant and equipment consisted of buildings and leasehold improvements, laboratory equipment and other assets. Buildings and leasehold improvements include a right-of-use asset relating to the lease of our Leiden office and laboratory space, with a carrying amount of € 14,058,000 at March 31, 2023 (December 31, 2022: € 14,484,000).

7. Other current liabilities

At March 31, 2023, other current liabilities amount to € 4,908,000 (December 31, 2022: € 8,687,000). At March 31, 2023 and December 31, 2022, other current liabilities consisted principally of accruals for services provided by vendors not yet billed, payroll related accruals and other miscellaneous liabilities.

8. Borrowings

	March 31,	December 31,
	2023	2022
	€1,000	€1,000
Innovation credit	3,907	3,907
Accrued interest on innovation credit	1,133	1,035
Convertible notes	1,067	1,369
Accrued interest on convertible notes	372	460

Total borrowings	6,479	6,771
Current portion	(2,576)	(2,500)
	3,903	4,271

On December 10, 2018 ProQR was awarded an Innovation credit for the sepofarsen program. Amounts were drawn under this facility from 2018 through 2022. The credit of € 3,907,000 was used to conduct the Phase 2/3 clinical study and efforts to obtain regulatory and ethical market approval (NDA/MAA) of sepofarsen for LCA10. The received amount of € 3,907,000 is recognized under borrowings at March 31, 2023 and December 31, 2022. The credit and accrued interest of 10% per annum is repayable depending on the future development of the sepofarsen program.

Unaudited Condensed Consolidated Financial Statements

Convertible loans

Convertible loans were issued to Amylon Therapeutics B.V. (‘Amylon’) and are interest-bearing at an average rate of 8% per annum. They are convertible into a variable number of ordinary shares within 36 months at the option of the holder or the Company in case financing criteria are met. Any unconverted loans become payable on demand after 24 – 36 months in equal quarterly terms.

In 2023 and 2022, Amylon entered into waiver agreements with certain lenders. Such lenders’ loan agreements with Amylon are severed and any claims to repayment of any outstanding debt and accumulated interest are renounced. The amount of convertible loans and accumulated interest waived under these agreements in the three month period ended March 31, 2023 is € 408,000 (three month period ended March 31, 2022: nil). The resulting gain was recognized as a gain on derecognition of financial liabilities (refer to note 17).

In September 2022, ProQR extinguished its debt with Pontifax and Kreos by repaying all outstanding principal amounts. Pontifax’ and Kreos’ warrants remain in place until their five-year economic life expires. These warrants are accounted for as embedded derivatives and were recognized separately from the host contract as derivative financial liabilities at fair value through profit or loss.

9. Lease liabilities

At March 31, 2023 and December 31, 2022, lease liabilities primarily consisted of the Company’s lease of office and laboratory facilities at Zernikedreef in Leiden, the Netherlands.

The Company leases office and laboratory facilities of 4,818 square meters at Zernikedreef in Leiden, the Netherlands, where our headquarters and our laboratories are located. The current lease agreement for these facilities terminates on June 30, 2031. The lease agreement contains no significant dismantling requirements.

The initial 10-year lease agreement for the Leiden office and laboratory facilities was accounted for as of commencement date July 1, 2020. This 10-year period was extended by 1 year to an 11-year period in December 2020. The lease contract may be extended for subsequent 5-year periods. As the Company is not reasonably certain to exercise these extension options, these are not included in the lease term.

The carrying amount of the right-of-use asset is disclosed in note 6.

10. Deferred income
The following table summarizes details of deferred income at March 31, 2023 and December 31, 2022. The nature of the deferred income is described in Note 12.

	March 31,	December 31,
	2023	2022
	€1,000	€1,000

Eli Lilly up-front payment and premium on equity consideration: current portion	5,835	5,641
Eli Lilly up-front payment and premium on equity consideration: non-current portion	64,817	65,569
Total deferred income	70,652	71,210

Unaudited Condensed Consolidated Financial Statements

11. Shareholders’ equity

The authorized share capital of the Company amounting to € 13,600,000 consists of 170,000,000 ordinary shares and 170,000,000 preference shares with a par value of € 0.04 per share. At March 31, 2023, 84,246,967 ordinary shares were issued. 80,935,675 ordinary shares were fully paid and 3,311,292 ordinary shares were held by the Company as treasury shares (December 31, 2022: 3,429,888).

In December 2022, the Company issued 9,381,586 shares to Lilly pursuant to the amended and restated licensing and research collaboration between the Company and Lilly, resulting in gross proceeds of € 14,122,000, with no significant transaction costs.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Share options

The Company operates an equity-settled share-based compensation plan, which was introduced in 2013. Options and RSUs may be granted to employees, members of the Supervisory Board, members of the Management Board and consultants. The compensation expenses included in operating costs for this plan in the three month period ended March 31, 2023 were € 1,095,000 (three month period ended March 31, 2022: € 1,183,000), of which € 739,000 was recorded in general and administrative costs (three month period ended March 31, 2022: € 641,000) and € 356,000 was recorded in research and development costs (three month period ended March 31, 2022: € 542,000).

12. Revenue

Eli Lilly

In September 2021, the Company entered into a global licensing and research collaboration with Eli Lilly and Company (‘Lilly’) focused on the discovery, development, and commercialization of potential new medicines for genetic disorders in the liver and nervous system. ProQR and Lilly will use ProQR’s proprietary Axiomer® RNA editing platform to progress new drug targets toward clinical development and commercialization.

Under the terms of the agreement, ProQR received an upfront payment and equity consideration, and is eligible to receive milestone payments and royalties on the net sales of any resulting products. In September 2021, the Company issued 3,989,976 shares to Lilly, resulting in net proceeds of € 23,223,000. This amount included a price premium of € 2,144,000, which was determined to be part of the transaction price and as such was initially recognized as deferred revenue. An up-front payment of € 17,651,000 was received in October 2021.

With regard to its original collaboration with Lilly, the Company concluded as follows:

●	There is one single performance obligation under IFRS 15, which is the transfer of a license combined with the performance of research and development activities. The Company concluded that the license is not capable of being distinct and is not distinct in the context of the contract.
●	The transaction price of this agreement currently only includes fixed parts, consisting of an up-front fee and an equity component. The agreement also contains variable parts, but those are not yet included in the transaction price. Milestone payments will only be included to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the milestones is subsequently resolved. Sales-based milestones and sales-based royalties will be included as the underlying sales occur.

Unaudited Condensed Consolidated Financial Statements

●	The Company recognizes revenue over time, using an input method that estimates the satisfaction of the performance obligation as the percentage of labor hours incurred compared to the total estimated labor hours required to complete the promised services.

In December 2022, the Company and Lilly amended their research and collaboration agreement described above, which expanded the collaboration. Under the amended and restated research and collaboration agreement, Lilly will gain access to additional targets in the central nervous system and peripheral nervous system with ProQR’s Axiomer platform.

As described under Note 11, pursuant to the amended and restated agreement, the Company issued 9,381,586 shares to Lilly in December 2022, resulting in gross proceeds of $ 15,000,000 (€ 14,122,000). These shares were issued at a discount of $ 480,000 (€ 451,000), which is accounted for as a reduction of the transaction price. In February 2023, ProQR also received an upfront payment of $ 60,000,000 (€ 56,254,000), which was recognized under Other Receivables at December 31, 2022. Lilly has the ability to exercise an option to further expand the partnership for a consideration of $ 50,000,000. No revenue related to the amended and restated agreement was recognized in 2022 and the three month period ended March 31, 2023.

With regard to the amended and restated research and collaboration agreement with Lilly, the Company concluded as follows:

●	There is one single performance obligation under IFRS 15, which is the transfer of a license combined with the performance of research and development activities. The Company concluded that the license is not capable of being distinct and is not distinct in the context of the contract.
●	The transaction price of this agreement currently only includes fixed components, consisting of an up-front fee and an equity component (discount). The agreement also contains variable components, but those are not yet included in the transaction price. Milestone payments will only be included to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the milestones is subsequently resolved. Sales-based milestones and sales-based royalties will be included as the underlying sales occur.
●	The Company recognizes revenue over time, using an input method that estimates the satisfaction of the performance obligation as the percentage of labor hours incurred compared to the total estimated labor hours required to complete the promised services.

Yarrow Biotechnology

In May 2021, the Company entered into an exclusive worldwide license and discovery collaboration for an undisclosed target with Yarrow Biotechnology, Inc. (“Yarrow”). Under the terms of the agreement, ProQR received an upfront payment, equity consideration and reimbursement for ongoing R&D services. In May 2021, ProQR received an up-front payment of € 419,000 and 8% of the shares of Yarrow’s common stock, which was subsequently diluted to 5.1%. In 2022, ProQR was also entitled to receive reimbursements for R&D services performed amounting to € 272,000.

Although ProQR only owns 5.1% of Yarrow’s shares, the Company has significant influence over Yarrow by virtue of its right to appoint one of Yarrow’s three board members, as well as its participation in Yarrow’s policy-making process, amongst other factors. As such, our interest in Yarrow amounting to € nil at March 31, 2023 and December 31, 2022 is recognized as an investment in associate.

Unaudited Condensed Consolidated Financial Statements

With regard to its collaboration with Yarrow, the Company concluded as follows:

●	There is one single performance obligation under IFRS 15, which is the transfer of a license combined with the performance of research and development activities. The Company concluded that the license is not capable of being distinct and is not distinct in the context of the contract.
●	The transaction price of this agreement currently includes both fixed and variable parts. The fixed part consists of an up-front fee and an equity component. The variable part consists of a cost reimbursement for research and development activities. The agreement also contains other variable parts, but those are not yet included in the transaction price. Milestone payments will only be included to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the milestones is subsequently resolved. Sales-based milestones and sales-based royalties will be included as the underlying sales occur.
●	The Company recognizes revenue over time, using an input method that estimates the satisfaction of the performance obligation as the percentage of labor hours incurred compared to the total estimated labor hours required to complete the promised services.

The Yarrow collaboration was terminated in Q3 2022.

	Three month period
	ended March 31,
	2023	2022
	€1,000	€1,000

Eli Lilly collaboration revenue	655	804
Yarrow collaboration revenue	—	326
	655	1,130

The revenues relating to providing IP licenses and research and development services under the Company’s collaboration agreements have no directly associable cost of sales. Costs incurred to fulfill the associated performance obligations are recognized in research and development expenses, due to their being part of the Company’s primary activities of biopharmaceutical research and development.

13. Other income

	Three month period
	ended March 31,
	2023	2022
	€1,000	€1,000

Grant income	38	96
Other income	4	5
	42	101

Unaudited Condensed Consolidated Financial Statements

On February 9, 2018, the Company entered into a partnership agreement with Foundation Fighting Blindness (FFB), under which FFB has agreed to provide funding of $ 7.5 million for the pre-clinical and clinical development of ultervursen for Usher syndrome type 2A targeting mutations in exon 13, of which $ 6.8 million was granted. In the third quarter of 2022, the Company started winding down the clinical studies for ultevursen. As of that moment, the Company has ceased recognizing grant income for the FFB grant.

Grants are recognized in other income in the same period in which the related R&D costs are recognized.

14. Research and development costs

Research and development costs amount to € 6,060,000 for the three month period ended March 31, 2023 (three month period ended March 31, 2022: € 13,367,000) and are comprised of allocated employee costs including share-based payments, the costs of materials and laboratory consumables, outsourced activities, license and intellectual property costs and other allocated costs. Research and development costs decreased by € 7,307,000 compared to the same period in the prior year, mainly because the Company’s ophthalmology clinical trials were wound down and are no longer active in the first quarter of 2023, whereas they were ongoing in the first quarter of 2022.

15. General and administrative costs

General and administrative costs amount to € 4,026,000 for the three month period ended March 31, 2023 (three month period ended March 31, 2022: € 4,908,000).

16. Investment in financial asset

At March 31, 2023, the investment in financial asset amounting to € 621,000 (December 2022: € 621,000) consists of the Company’s investment in Phoenicis Therapeutics Inc. In January 2021, Wings Therapeutics Inc. merged into Phoenicis Therapeutics Inc. by means of a non-cash transaction. ProQR holds a 3.9% interest in Phoenicis Therapeutics Inc.

17. Results related to derecognition of financial liabilities

	Three month period
	ended March 31,

	2023	2022
	€1,000	€1,000

Gain on waiver of Amylon convertible loans	408	—
	408	—

Refer to note 8 for a description of convertible loans issued to Amylon.

Unaudited Condensed Consolidated Financial Statements

18. Income taxes

The current income tax liability amounts to € nil at March 31, 2023 (December 31, 2022: € nil). No significant temporary differences exist between accounting and tax results. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, the Company has not yet recognized any deferred tax asset related to operating losses.

Tax losses may be carried forward indefinitely. However, the offset of losses will be limited in a given year against the first € 1 million of taxable profit. For taxable profit in excess of this amount, losses may only be offset up to 50% of this excess.

19. Events after balance sheet date

No significant events occurred after the balance sheet date.